Exhibit 99.2

FST CORP.

No. 3, Gongye 1st Rd., Minxiong Township

Chiayi County 621018, Taiwan

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement (this “Proxy Statement”) is furnished in connection with the solicitation of proxies by the Board of Directors of FST Corp. (the “Company,” “FST,” “we,” “us,” or “our”) for the Annual General Meeting of Shareholders (the “Meeting”) to be held on Monday, December 8, 2025, at 10:00 a.m., Eastern Time, and for any adjournment or adjournments thereof. To facilitate shareholder participation and save costs, the Meeting will be held in a virtual meeting format only at www.cesonlineservices.com/kbsx25_vm. To attend the Meeting, you must pre-register at www.cesonlineservices.com/kbsx25_vm by 9:00 a.m. Eastern Time on December 7, 2025. At the Meeting, you will be asked to consider and vote to approve the FST Corp. 2025 Equity Incentive Plan (the “2025 Plan Proposal”):

“The 2025 Plan Proposal – as an ordinary resolution, that the proposed FST Corp. 2025 Equity Incentive Plan be and is hereby approved and adopted by the Company.”

We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment and recommendation of the Board of Directors of the Company (the “Board”).

If the enclosed proxy card is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any executed proxy card on which no instruction is specified will be voted in favor of the 2025 Plan Proposal.

The record date for the Meeting is October 28, 2025. Only shareholders of record at the close of business on that date may vote on the proposals being presented at the Meeting or any adjournment, postponement, rescheduling, or continuation thereof. On the record date, the Company had 44,766,003 ordinary shares outstanding and entitled to vote at the Meeting. This Proxy Statement and the accompanying Notice of Annual General Meeting of Shareholders (the “Notice”) and form of proxy card will first be mailed or given to the Company’s shareholders on or about November 12, 2025.

How You Can Vote

Shareholder of Record: Shares Registered in Your Name

If you are a shareholder of record, you may vote by virtually attending the Meeting and voting during the Meeting, vote by proxy over the telephone, vote by proxy through the Internet or vote by proxy using a proxy card. Whether or not you plan to virtually attend the Meeting, we urge you to vote by proxy to ensure your vote is counted. You may still virtually attend the Meeting and vote during the Meeting even if you have already voted by proxy.

●	To vote using the proxy card, simply complete, sign and date the proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us before the Meeting, we will vote your shares as you direct.

●	To vote over the telephone, dial toll-free 1-888-693-8683 using a touch-tone phone and follow the recorded instructions. You will be asked to provide the company number and control number included on your Notice. Your telephone vote must be received by 11:59 p.m., Eastern Time, on December 7, 2025 to be counted.

●	To vote through the Internet, go to www.cesvote.com to complete an electronic proxy card. You will be asked to provide the company number and control number from your proxy card. Your internet vote must be received by 11:59 p.m., Eastern Time, on December 7, 2025 to be counted.

●	If you virtually attend the Meeting, you can also vote during the Meeting by visiting www.cesonlineservices.com/kbsx25_vm. Shareholders must pre-register to participate in the Meeting no later than 9:00 a.m. Eastern Time on December 7, 2025. To pre-register to participate in the Meeting, go to www.cesonlineservices.com/kbsx25_vm and enter the control number included on your proxy card or the instructions that accompanied your proxy materials. Once you have pre-registered, you will receive a confirmation email with information on how to attend and vote at the Meeting. To vote your shares online, you will need to use the “Shareholder Ballot” link located on the virtual meeting site.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If you are a beneficial owner of shares registered in the name of your broker, bank, or other nominee, you should have received voting instructions from that organization rather than from us. Simply follow the instructions in the voting instruction form to ensure that your vote is counted. Please note that in order to attend and vote at the Meeting, you must have pre-registered for the Meeting no later than 9:00 a.m. Eastern Time on December 7, 2025 and provide a ’‘legal proxy” from your broker or nominee. Once you have pre-registered, you will receive a confirmation e-mail with information on how to attend and vote at the Meeting. To vote virtually at the Meeting, you must obtain a valid proxy from your broker, bank or other agent and use the “Shareholder Ballot” link located on the virtual meeting site. Follow the instructions from your broker, bank or other agent, or contact your broker, bank or other agent to request a proxy form well in advance of the Meeting.

Change or Revocation of Proxy

If you are a shareholder of record, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to the Company’s Chief Executive Officer before the commencement of the Meeting, by granting a new proxy bearing a later date, or by voting again via the Internet or your smartphone or tablet, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

The presence, in person or by proxy or, if a corporate or other non-natural person, by its duly authorized representative, of two or more shareholders holding or representing, in the aggregate, not less than fifty percent (50%) of all votes attaching to ordinary shares of the Company in issue and entitled to vote at the Meeting will constitute a quorum at the Meeting. No business will be considered or determined at the Meeting unless the requisite quorum is present at the time designated for the Meeting. If within half an hour from the time designated for the Meeting a quorum is not present or if during the Meeting a quorum ceases to be present, the Meeting shall be dissolved and in any other case it will stand adjourned to the same day in the next week at the same time and place or to such other day, time or such other place as the directors of the Company may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the members (as defined in the Companies Act (As Revised) of the Cayman Islands) constituting a majority of the outstanding share capital of the Company (calculated on an as-converted basis) will constitute a quorum and may transact the business for which the Meeting was called, provided that such present members shall only discuss and/or approve the matters as described in the Notice delivered in accordance with the articles of association of the Company.

Abstentions will be counted towards the quorum. Broker non-votes occur for a particular proposal when brokers that hold their customers’ shares in street name sign and submit proxies for such shares (in which case they are considered present for purposes of determining presence of a quorum at a meeting) but do not have the discretionary authority to vote on such particular proposal. This occurs when brokers have not received any voting instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters. The 2025 Plan Proposal is a non-routine matter; therefore, brokers holding shares in street name cannot vote or submit proxies for their customers’ shares without receiving voting instructions from the beneficial owners. Accordingly, it is important that you vote your shares, either by proxy or virtually at the Meeting.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Vote Required for Approval of the 2025 Plan Proposal

Your vote is very important, regardless of the number of ordinary shares that you own. Each ordinary share entitles the holder to one vote.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, and entitled to vote and voting on the matter, is required to approve the 2025 Plan Proposal.

In tabulating the voting results for the proposal, shares that constitute abstentions are not considered votes cast on the proposal, and will have no effect on the vote. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count towards the vote tally for the proposal.

Recommendation of the Board of Directors:

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT YOU VOTE “FOR” THE 2025 PLAN PROPOSAL.

Detailed voting instructions are provided both in the Proxy Statement and the accompanying proxy card that have been furnished to the U.S. Securities and Exchange Commission (the “SEC”) on a Report on Form 6-K on November 12, 2025 and are available for viewing via the SEC’s website at http://www.sec.gov.

If you have any questions or need assistance with voting at the Meeting, please contact our proxy solicitor:

MacKenzie Partners

Toll-Free:1-800-322-2885

Via Email: proxy@mackenziepartners.com

PROPOSAL – APPROVAL OF PROPOSED EQUITY INCENTIVE PLAN

The Compensation Committee of the Board (the “Compensation Committee”) has recommended that the Company establish and maintain an equity incentive plan pursuant to which the Company may offer selected officers, directors, employees of and consultants to the Company and its subsidiaries the opportunity to acquire or increase equity ownership in the Company.

On July 29, 2025, the Board adopted, subject to shareholders’ approval, the FST Corp. 2025 Equity Incentive Plan (the “Plan”). The Plan is designed to (i) enable FST and its affiliates to attract and retain employees, directors, and consultants who provide services to FST and its affiliates; (b) provide incentives that align the interests of said individuals with those of the shareholders of the Company; and (c) promote the success of the Company’s business. A copy of the proposed Plan has been enclosed with this Proxy Statement as Annex A (which is subject to such reasonable amendments as determined by the Board) and is incorporated herein by reference.

Summary of the Plan

The following description of certain features of the Plan is intended to be a summary only. The summary is qualified in its entirety by the full text of the Plan, which is attached hereto as Annex A.

Shares Subject to the Plan. Subject to certain adjustments and exceptions, no more than fifteen percent (15%) of the ordinary shares issued and outstanding at any time will be available for the grant of awards under the Plan.

Awards under the Plan. The award of options (including non-qualified share options and incentive share options), restricted awards, performance share awards, cash awards, and other equity-based awards is permitted under the Plan. Any ordinary shares subject to an award that expires or is canceled, forfeited, or terminated without issuance of the full number of ordinary shares to which the award related will again be available for issuance under the Plan. Shares subject to an award under the Plan will not again be made available for issuance or delivery under the Plan if such shares are (i) shares tendered in payment of an option, (ii) shares delivered or withheld by the Company to satisfy any tax withholding obligation, or (iii) shares covered by a share-settled share appreciation right or other awards that were not issued upon the settlement of the award.

Administration. The Plan will be administered by the Compensation Committee or, in the Board’s sole discretion, by the Board. The Compensation Committee may modify the purchase price or the exercise price of any outstanding award, provided that if the modification effects a repricing, shareholder approval is required before the repricing is effective. The Compensation Committee may delegate its authority to one or more officers of the Company with respect to awards that do not involve “insiders” within the meaning of Section 16 of the Exchange Act of 1934, as amended.

The Compensation Committee has authority to, among other things, (i) construe and interpret the Plan and apply its provisions; (ii) promulgate, amend, and rescind rules and regulations relating to the administration of the Plan; (iii) authorize any person to execute, on behalf of the Company, any instrument required to carry out the purposes of the Plan; (iv) determine when awards are to be granted under the Plan and the applicable grant date; (v) from time to time to select, subject to the limitations set forth in this Plan, those eligible award recipients to whom awards will be granted; (vi) determine the number of ordinary shares to be made subject to each award; (vii) determine whether each option is to be an incentive share option or a non-qualified share option; (viii) prescribe the terms and conditions of each award; (ix) determine the target number of performance shares to be granted pursuant to a performance share award, the performance measures that will be used to establish the performance goals, the performance period(s) and the number of performance shares earned by a participant; (x) amend any outstanding awards, (xi) determine the duration and purpose of leaves of absences which may be granted to a participant without constituting termination of their employment for purposes of the Plan; (xii) make decisions with respect to outstanding awards that may become necessary upon a change in corporate control or an event that triggers anti-dilution adjustments; (xiii) interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in the Plan and any instrument or agreement relating to, or award granted under, the Plan; (xiv) exercise discretion to make any and all other determinations which it determines to be necessary or advisable for the administration of the Plan.

Eligibility. The persons eligible to receive awards under the Plan are employees, directors, and consultants of the Company and its affiliates, subject to applicable securities laws and registration requirements, including the limitations of a Registration Statement on Form S-8 under the Securities Act of 1933, as amended, to the extent relevant.

Amendment to the Plan. Any amendment to the Plan will be approved by the Board and the shareholders of the Company. The Compensation Committee at any time, and from time to time, may amend the terms of any one or more awards subject to certain exceptions.

Term of the Plan. The term of the Plan will expire, subject to the right of the Board to suspend or terminate the Plan at any earlier date, until ten (10) years after its adoption.

Exercise Price. The exercise price of any award under the Plan will be determined by the Compensation Committee, subject to applicable law. Unless the Administrator determines otherwise and subject to applicable law, in the case of an incentive share option granted to a 10% shareholder, the exercise price must be no less than 110% of the fair market value per ordinary share on the date of grant, and the option is not exercisable after the expiration of five (5) years from the grant date.

Non-Transferability of Awards.  Unless the Compensation Committee determines otherwise and subject to applicable law: (i) incentive share options may not be transferable except by will or by the laws of descent and distribution; (ii) non-qualified share options may, in the sole discretion of the Compensation Committee, be transferable to a permitted transferee, upon written approval by the Compensation Committee to the extent provided in the award agreement; and (iii) restricted awards may not be sold, assigned, transferred or otherwise disposed of, pledged or hypothecated as collateral for a loan or as security for the performance of any obligation or for any other purpose a restricted period as the Compensation Committee may determine.

Termination of Employment or Service. Unless otherwise provided in an award agreement or in an employment agreement the terms of which have been approved by the Compensation Committee, in the event an optionholder’s continuous service terminates (other than upon the optionholder’s death or disability), the optionholder may exercise his or her option (to the extent that the optionholder was entitled to exercise such option as of the date of termination) but only within such period of time ending on the earlier of (i) the date that is three (3) months following the termination of the optionholder’s continuous service or (ii) the expiration of the term of the option as set forth in the award agreement; provided that, if the termination of continuous service is by the Company for cause, all outstanding options (whether or not vested) will immediately terminate and cease to be exercisable. If, after termination, the optionholder does not exercise his or her option within the time specified in the award agreement, the option will terminate.

Effect of Change in Control. Unless otherwise provided in an award agreement, in the event of a Change in Control (as defined in the Plan), the Compensation Committee may, in its discretion, provide for the treatment of outstanding awards, including:

●	providing that all outstanding options and share appreciation rights will become immediately exercisable with respect to 100% of the shares subject to such options or share appreciation rights, and/or the restricted period will expire immediately with respect to 100% of the outstanding shares of restricted stock or restricted share units; and

●	with respect to performance share awards and cash awards, all incomplete performance periods in respect of such awards in effect on the date the Change in Control occurs will end on the date of such change and the Compensation Committee will (i) determine the extent to which performance goals with respect to each such performance period have been met based upon such audited or unaudited financial information then available as it deems relevant and (ii) cause to be paid to the applicable participant partial or full awards based on the Compensation Committee’s determination of the degree of attainment of performance goals or, if not determinable, assuming that the applicable “target” levels of performance have been attained, or on such other basis determined by the Compensation Committee.

Use of Proceeds from Stock. Proceeds from the sale of ordinary shares pursuant to awards, or upon exercise thereof, will constitute general funds of the Company.

Sub-Plans. The Compensation Committee may from time to time establish sub-plans under the Plan for purposes of satisfying securities, tax or other laws of various jurisdictions in which the Company intends to grant awards. Any sub-plans will contain such limitations and other terms and conditions as the Compensation Committee determines to be necessary or desirable. All sub-plans will be deemed a part of the Plan, but each sub-plan will apply only to the participants in the jurisdiction for which the sub-plan was designed.

Deferral of Awards. The Compensation Committee may establish one or more programs under the Plan to permit selected participants the opportunity to elect to defer receipt of consideration upon exercise of an award, satisfaction of performance criteria, or other event that absent the election would entitle the participant to payment or receipt of ordinary shares or other consideration under an award. The Compensation Committee may establish the election procedures, the timing of such elections, the mechanisms for payments of, and accrual of interest or other earnings, if any, on amounts, shares or other consideration so deferred, and such other terms, conditions, rules and procedures that the Compensation Committee deems advisable for the administration of any such deferral program.

Based the number of ordinary shares outstanding on the record date, the maximum number of shares that would have been available for awards under the Plan is 6,714,900. The Company believes that equity based-compensation is an important component of overall compensation in order to attract and retain the long-term service of qualified personnel, while providing its personnel additional incentive to promote the success of its business.

Vote Required for Approval of the 2025 Plan Proposal

Your vote is very important, regardless of the number of ordinary shares that you own. Each ordinary share entitles the holder to one vote.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, and entitled to vote and voting on the matter, is required to approve the 2025 Plan Proposal.

Recommendation of the Board of Directors:

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT YOU VOTE “FOR” THE 2025 PLAN PROPOSAL.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding the beneficial ownership of the ordinary shares of the Company as of the record date by:

●	each person known by us to be the beneficial owner of more than 5% of outstanding ordinary shares

●	each of the Company’s executive officers and directors; and

●	all of the Company’s directors and executive officers as a group

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

As of the record date for the Meeting, there are 44,766,003 ordinary shares issued and outstanding.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

Name and Address of Beneficial Owner(1)	Number of Ordinary Shares Beneficially Owned	Percentage of Issued and Outstanding Ordinary Shares
Directors and Executive Officers of FST:
David Chuang	3,075,055	6.87%
Shintaro Tanahara(2)	6,293,415	14.06%
Warren Cheng-Teng, Huang	72,441	0.16%
Nick Pin-Chia Chen	—	—
Alan Yu-Cheng, Li	—	—
Huoy-Ming Yeh	—	—
Rob Cheng	—	—
Sebastian Tadla	534	0.00
Marie Wen-Chi, Chao	34,410	0.08%
Carie Hui-Ting, Hsu	14,488	0.03%
Kerry Lin Liu	—	—
Richard Qi Li(3)	2,550,000	5.70%
All officers and directors as a group (12 individuals)(4)	12,040,343	26.90%

Greater than 5% Holders:
Far East Machinery Co., Ltd.	11,296,839	25.24%
Japan Brand Business Investment LLC(2)	6,267,863	14.0%
Chenghe Investment I Limited(3)	2,550,000	5.70%

(1)	Unless otherwise noted, the business address of each of the following is No. 3, Gongye 1st Rd., Minxiong Township, Chiayi County 621018, Taiwan.

(2)	Shintaro Tanahara is the record holder of 25,552 ordinary shares and Japan Brand Business Investment LLC is the record holder of 6,267,863 ordinary shares. Shintaro Tanahara is the manager of Japan Brand Business Investment LLC but does not hold any voting securities of Japan Brand Business Investment LLC. In aggregate, Shintaro Tanahara has voting and investment discretion with respect of 6,293,415 ordinary shares.

(3)	Represents securities held by Chenghe Investment I Limited, the New SPAC Sponsor, of which Chenghe Group Limited, a British Virgin Islands incorporated company, is the sole member and the manager of the New SPAC Sponsor and Mr. Richard Qi Li holds 100% of the voting securities of Chenghe Group Limited. Accordingly, all securities held by the New SPAC Sponsor may ultimately be deemed to be beneficially held by Mr. Richard Qi Li. Mr. Richard Qi Li disclaims beneficial ownership over any securities owned by the Sponsor other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(4)	All officers and directors as a group (10 individuals) holds 3,222,480 ordinary shares directly and 8,817,863 indirectly, in aggregate 12,040,343 ordinary shares.

OTHER MATTERS

Management knows of no other business to be transacted at the Meeting; but, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Shareholders wishing to communicate with the Board or any individual director may write to the Board or the individual director on the Board, FST Corp. No. 3, Gongye 1st Rd., Minxiong Township Chiayi County 621018, Taiwan. Any such communication must state the number of shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the full Board or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

WHERE YOU CAN FIND MORE INFORMATION

The Company files or furnishes annual and current reports and other documents with the SEC under the Exchange Act of 1934, as amended. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov.

On behalf of the Board of Directors of the Company, I thank you for your support and appreciate your consideration of these matters.

Sincerely,

/s/ David Chuang
David Chuang
Chairman of the Board of Directors

November 12, 2025

Annex A

FST CORP.

2025 OMNIBUS EQUITY INCENTIVE PLAN

1. Purpose; Eligibility.

1.1 General Purpose. The name of this plan is the FST Corp. 2025 Equity Incentive Plan (the “Plan”). The purposes of the Plan are to (a) enable FST Corp. (the “Company”), and its Affiliates to attract and retain Employees, Directors, and Consultants who provide services to the Company and its Affiliates; (b) provide incentives that align the interests of said individuals with those of the shareholders of the Company; and (c) promote the success of the Company’s business.

1.2 Eligible Award Recipients. The persons eligible to receive Awards under the Plan are Employees, Directors, and Consultants of the Company and its Affiliates, subject to applicable securities laws and registration requirements, including the limitations of a Registration Statement on Form S-8 under the Securities Act, to the extent relevant.

1.3 Available Awards. Awards that may be granted under the Plan include: (a) Incentive Share Options, (b) Non-qualified Share Options, (c) Restricted Awards, (d) Performance Share Awards, (e) Cash Awards, and (f) Other Equity-Based Awards.

2. Definitions.

“Affiliate” means a corporation or other entity that, directly or through one or more intermediaries, controls, is controlled by or is under common control with, the Company.

“Applicable Laws” means the requirements related to or implicated by the administration of the Plan under applicable state corporate law, United States federal and state securities laws, the Code, any securities exchange or quotation system on which the Ordinary Shares are listed or quoted, and the applicable laws of any foreign country or jurisdiction where Awards are granted under the Plan.

“Award” means any right granted under the Plan, including an Incentive Share Option, a Non-qualified Share Option, a Share Appreciation Right, a Restricted Award, a Performance Share Award, a Cash Award, or an Other Equity-Based Award.

“Award Agreement” means a written agreement, contract, certificate or other instrument or document evidencing the terms and conditions of an individual Award granted under the Plan which may, in the discretion of the Company, be transmitted electronically to any Participant. Each Award Agreement shall be subject to the terms and conditions of the Plan.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular Person, such Person shall be deemed to have beneficial ownership of all securities that such Person has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board” means the Board of Directors of the Company, as constituted at any time.

“Cash Award” means an Award denominated in cash that is granted under Section 9 of the Plan.

“Cause” means:

With respect to any Employee or Consultant, unless the applicable Award Agreement states otherwise:

(a) If the Employee or Consultant is a party to an employment or service agreement with the Company or its Affiliates and such agreement provides for a definition of Cause, the definition contained therein; or

(b) If no such agreement exists, or if such agreement does not define Cause: (i) the commission of, or plea of guilty or no contest to, a felony or a crime involving moral turpitude or the commission of any other act involving willful malfeasance or material fiduciary breach with respect to the Company or an Affiliate; (ii) conduct that brings or is reasonably likely to bring the Company or an Affiliate negative publicity or into public disgrace, embarrassment, or disrepute; (iii) gross negligence or willful misconduct with respect to the Company or an Affiliate; (iv) material violation of state or federal securities laws; or (v) material violation of the Company’s written policies or codes of conduct, including written policies related to discrimination, harassment, performance of illegal or unethical activities, and ethical misconduct.

With respect to any Director, unless the applicable Award Agreement states otherwise, a determination by a majority of the disinterested Board members that the Director has engaged in any of the following:

(a) malfeasance in office;

(b) gross misconduct or neglect;

(c) false or fraudulent misrepresentation inducing the director’s appointment;

(d) willful conversion of corporate funds; or

(e) repeated failure to participate in Board meetings on a regular basis despite having received proper notice of the meetings in advance.

The Committee, in its absolute discretion, shall determine the effect of all matters and questions relating to whether a Participant has been discharged for Cause.

“Change in Control”

(a) The direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its subsidiaries, taken as a whole, to any Person that is not a subsidiary of the Company;

(b) The Incumbent Directors cease for any reason to constitute at least a majority of the Board;

(c) The date which is 10 business days prior to the consummation of a complete liquidation or dissolution of the Company;

(d) The acquisition by any Person of Beneficial Ownership of 50% or more (on a fully diluted basis) of either (i) the then outstanding Ordinary Shares of the Company, taking into account as outstanding for this purpose such Ordinary Shares issuable upon the exercise of options or warrants, the conversion of convertible shares or debt, and the exercise of any similar right to acquire such Ordinary Shares (the “Outstanding Company Ordinary Shares”) or (ii) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the “Outstanding Company Voting Securities”); provided, however, that for purposes of this Plan, the following acquisitions shall not constitute a Change in Control: (A) any acquisition by the Company or any Affiliate, (B) any acquisition by any employee benefit plan sponsored or maintained by the Company or any subsidiary, (C) any acquisition which complies with clauses, (i), (ii) and (iii) of subsection (e) of this definition or (D) in respect of an Award held by a particular Participant, any acquisition by the Participant or any group of persons including the Participant (or any entity controlled by the Participant or any group of persons including the Participant); or

(e) The consummation of a reorganization, merger, consolidation, statutory share exchange or similar form of corporate transaction involving the Company that requires the approval of the Company’s shareholders, whether for such transaction or the issuance of securities in the transaction (a “Business Combination”), unless immediately following such Business Combination: (i) more than 50% of the total voting power of (A) the entity resulting from such Business Combination (the “Surviving Company”), or (B) if applicable, the ultimate parent entity that directly or indirectly has beneficial ownership of sufficient voting securities eligible to elect a majority of the members of the board of directors (or the analogous governing body) of the Surviving Company (the “Parent Company”), is represented by the Outstanding Company Voting Securities that were outstanding immediately prior to such Business Combination (or, if applicable, is represented by shares into which the Outstanding Company Voting Securities were converted pursuant to such Business Combination), and such voting power among the holders thereof is in substantially the same proportion as the voting power of the Outstanding Company Voting Securities among the holders thereof immediately prior to the Business Combination; (ii) no Person (other than any employee benefit plan sponsored or maintained by the Surviving Company or the Parent Company) is or becomes the Beneficial Owner, directly or indirectly, of 50% or more of the total voting power of the outstanding voting securities eligible to elect members of the board of directors of the Parent Company (or the analogous governing body) (or, if there is no Parent Company, the Surviving Company); and (iii) at least a majority of the members of the board of directors (or the analogous governing body) of the Parent Company (or, if there is no Parent Company, the Surviving Company) following the consummation of the Business Combination were Board members at the time of the Board’s approval of the execution of the initial agreement providing for such Business Combination.

“Code” means the Internal Revenue Code of 1986, as it may be amended from time to time. Any reference to a section of the Code shall be deemed to include a reference to any regulations promulgated thereunder.

“Committee” means the compensation committee of the Board, which shall administer the Plan in accordance with Section 3.3 and Section 3.4.

“Company” means FST Corp. a Cayman Islands corporation, and any successor thereto.

“Consultant” means any individual or entity which performs bona fide services to the Company or an Affiliate, other than as an Employee or Director, and who may be offered securities registerable pursuant to a registration statement on Form S-8 under the Securities Act.

“Continuous Service” means that the Participant’s service with the Company or an Affiliate, whether as an Employee, Consultant or Director, is not interrupted or terminated. The Participant’s Continuous Service shall not be deemed to have terminated merely because of a change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Consultant or Director or a change in the entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant’s Continuous Service; provided further that if any Award is subject to Section 409A of the Code, this sentence shall only be given effect to the extent consistent with Section 409A of the Code. For example, a change in status from an Employee of the Company to a Director of an Affiliate will not constitute an interruption of Continuous Service. The Committee or its delegate, in its sole discretion, may determine whether Continuous Service shall be considered interrupted in the case of any leave of absence approved by that party, including sick leave, military leave or any other personal or family leave of absence. The Committee or its delegate, in its sole discretion, may determine whether a Company transaction, such as a sale or spin-off of a division or subsidiary that employs a Participant, shall be deemed to result in a termination of Continuous Service for purposes of affected Awards, and such decision shall be final, conclusive and binding.

“Deferred Share Units (DSUs)” has the meaning set forth in Section 7.1(b) hereof.

“Director” means a member of the Board.

“Disability” means, unless the applicable Award Agreement says otherwise, that the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment; provided, however, for purposes of determining the term of an Incentive Share Option pursuant to Section 6.10 hereof, the term Disability shall have the meaning ascribed to it under Section 22(e)(3) of the Code. The determination of whether an individual has a Disability shall be determined under procedures established by the Committee. Except in situations where the Committee is determining Disability for purposes of the term of an Incentive Share Option pursuant to Section 6.10 hereof within the meaning of Section 22(e)(3) of the Code, the Committee may rely on any determination that a Participant is disabled for purposes of benefits under any long-term disability plan maintained by the Company or any Affiliate in which a Participant participates.

“Disqualifying Disposition” has the meaning set forth in Section 16.12.

“Effective Date” shall mean the date that the Company’s shareholders approve this Plan if such shareholder approval occurs before the first anniversary of the date the Plan is adopted by the Board.

“Employee” means any person, including an Officer or Director, employed by the Company or an Affiliate; provided, that, for purposes of determining eligibility to receive Incentive Share Options, an Employee shall mean an employee of the Company or a parent or subsidiary corporation within the meaning of Section 424 of the Code. Mere service as a Director or payment of a director’s fee by the Company or an Affiliate shall not be sufficient to constitute “employment” by the Company or an Affiliate.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Fair Market Value” means, as of any date, the value of the Ordinary Shares as determined below. If the Ordinary Shares is listed on any established securities exchange or a national market system, including without limitation, the New York Stock Exchange or the Nasdaq Stock Market, the Fair Market Value shall be the closing price of a share of Ordinary Shares (or if no sales were reported the closing price on the date immediately preceding such date) as quoted on such exchange or system on the day of determination, as reported in the Wall Street Journal. In the absence of an established market for the Ordinary Shares, the Fair Market Value shall be determined in good faith by the Committee and such determination shall be conclusive and binding on all persons.

“Fiscal Year” means the Company’s fiscal year.

“Free Standing Rights” has the meaning set forth in Section 7.

“Grant Date” means the date on which the Committee adopts a resolution, or takes other appropriate action, expressly granting an Award to a Participant that specifies the key terms and conditions of the Award or, if a later date is set forth in such resolution, then such date as is set forth in such resolution.

“Incentive Share Option” means an Option that is designated by the Committee as an incentive share option within the meaning of Section 422 of the Code and that meets the requirements set out in the Plan.

“Incumbent Directors” means individuals who, on the Effective Date, constitute the Board, provided that any individual becoming a Director subsequent to the Effective Date whose election or nomination for election to the Board was approved by a vote of at least two-thirds of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for Director without objection to such nomination) shall be an Incumbent Director. No individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest with respect to Directors or as a result of any other actual or threatened solicitation of proxies by or on behalf of any person other than the Board shall be an Incumbent Director.

“ISO Limit” has the meaning set forth in Section 4.3.

“Non-qualified Share Option” means an Option that by its terms does not qualify or is not intended to qualify as an Incentive Share Option.

“Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

“Option” means an Incentive Share Option or a Non-qualified Share Option granted pursuant to the Plan.

“Optionholder” means a person to whom an Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Option.

“Option Exercise Price” means the price at which a share of Ordinary Shares may be purchased upon the exercise of an Option.

“Ordinary Shares” means the Ordinary Shares, $0.0001 par value per share, of the Company, or such other securities of the Company as may be designated by the Committee from time to time in substitution thereof.

“Other Equity-Based Award” means an Award that is not an Option, Share Appreciation Right, Restricted Stock, Restricted Share Unit, or Performance Share Award that is granted under Section 7 and is payable by delivery of Ordinary Shares and/or which is measured by reference to the value of Ordinary Shares.

“Participant” means an eligible person to whom an Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Award.

“Performance Goals” means, for a Performance Period, the one or more goals established by the Committee for the Performance Period based upon business criteria or other performance measures determined by the Committee in its discretion.

“Performance Period” means the one or more periods of time not less than one fiscal quarter in duration, as the Committee may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant’s right to and the payment of a Performance Share Award or a Cash Award.

“Performance Share Award” means any Award granted pursuant to Section 8 hereof.

“Performance Share” means the grant of a right to receive a number of actual Ordinary Shares or share units based upon the performance of the Company during a Performance Period, as determined by the Committee.

“Permitted Transferee” means: (a) a member of the Optionholder’s immediate family (child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships), any person sharing the Optionholder’s household (other than a tenant or employee), a trust in which these persons have more than 50% of the beneficial interest, a foundation in which these persons (or the Optionholder) control the management of assets, and any other entity in which these persons (or the Optionholder) own more than 50% of the voting interests; (b) third parties designated by the Committee in connection with a program established and approved by the Committee pursuant to which Participants may receive a cash payment or other consideration in consideration for the transfer of a Non-qualified Share Option; and (c) such other transferees as may be permitted by the Committee in its sole discretion.

“Person” means a person as defined in Section 13(d)(3) of the Exchange Act.

“Plan” means this FST Corp. 2025 Equity Incentive Plan, as amended and/or amended and restated from time to time.

“Related Rights” has the meaning set forth in Section 6.

“Restricted Award” means any Award granted pursuant to Section 7.

“Restricted Period” has the meaning set forth in Section 7.

“Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

“Securities Act” means the Securities Act of 1933, as amended.

“Share Appreciation Right” means the right pursuant to an Award granted under Section 7 to receive, upon exercise, an amount payable in cash or shares equal to the number of shares subject to the Share Appreciation Right that is being exercised multiplied by the excess of (a) the Fair Market Value of a share of Ordinary Shares on the date the Award is exercised, over (b) the exercise price specified in the Share Appreciation Right Award Agreement.

“Stock for Stock Exchange” has the meaning set forth in Section 6.4.

“Substitute Award” has the meaning set forth in Section 4.5.

“Ten Percent Shareholder” means a person who owns (or is deemed to own pursuant to Section 424(d) of the Code) shares possessing more than 10% of the total combined voting power of all classes of shares of the Company or of any of its Affiliates.

“Total Share Reserve” has the meaning set forth in Section 4.1.

3. Administration.

3.1 Authority of Committee. The Plan shall be administered by the Committee or, in the Board’s sole discretion, by the Board. Subject to the terms of the Plan, the Committee’s charter and Applicable Laws, and in addition to other express powers and authorization conferred by the Plan, the Committee shall have the authority:

(a) to construe and interpret the Plan and apply its provisions;

(b) to promulgate, amend, and rescind rules and regulations relating to the administration of the Plan;

(c) to authorize any person to execute, on behalf of the Company, any instrument required to carry out the purposes of the Plan;

(d) to delegate its authority to one or more Officers of the Company with respect to Awards that do not involve “insiders” within the meaning of Section 16 of the Exchange Act;

(e) to determine when Awards are to be granted under the Plan and the applicable Grant Date;

(f) from time to time to select, subject to the limitations set forth in this Plan, those eligible Award recipients to whom Awards shall be granted;

(g) to determine the number of Ordinary Shares to be made subject to each Award;

(h) to determine whether each Option is to be an Incentive Share Option or a Non-qualified Share Option;

(i) to prescribe the terms and conditions of each Award, including, without limitation, the exercise price and medium of payment and vesting provisions, and to specify the provisions of the Award Agreement relating to such grant;

(j) to determine the target number of Performance Shares to be granted pursuant to a Performance Share Award, the performance measures that will be used to establish the Performance Goals, the Performance Period(s) and the number of Performance Shares earned by a Participant;

(k) to amend any outstanding Awards, including for the purpose of modifying the time or manner of vesting, or the term of any outstanding Award; provided, however, that if any such amendment impairs a Participant’s rights or increases a Participant’s obligations under his or her Award or creates or increases a Participant’s federal income tax liability with respect to an Award, such amendment shall also be subject to the Participant’s consent;

(l) to determine the duration and purpose of leaves of absences which may be granted to a Participant without constituting termination of their employment for purposes of the Plan, which periods shall be no shorter than the periods generally applicable to Employees under the Company’s employment policies;

(m) to make decisions with respect to outstanding Awards that may become necessary upon a change in corporate control or an event that triggers anti-dilution adjustments;

(n) to interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in the Plan and any instrument or agreement relating to, or Award granted under, the Plan; and

(o) to exercise discretion to make any and all other determinations which it determines to be necessary or advisable for the administration of the Plan.

The Committee also may modify the purchase price or the exercise price of any outstanding Award, provided that if the modification effects a repricing, shareholder approval shall be required before the repricing is effective.

3.2 Committee Decisions Final. All decisions made by the Committee pursuant to the provisions of the Plan shall be final and binding on the Company and the Participants, unless such decisions are determined by a court having jurisdiction to be arbitrary and capricious.

3.3 Indemnification. In addition to such other rights of indemnification as they may have as Directors or members of the Committee, and to the extent allowed by Applicable Laws, the Committee shall be indemnified by the Company against the reasonable expenses, including attorney’s fees, actually incurred in connection with any action, suit or proceeding or in connection with any appeal therein, to which the Committee may be party by reason of any action taken or failure to act under or in connection with the Plan or any Award granted under the Plan, and against all amounts paid by the Committee in settlement thereof (provided, however, that the settlement has been approved by the Company, which approval shall not be unreasonably withheld) or paid by the Committee in satisfaction of a judgment in any such action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such Committee did not act in good faith and in a manner which such person reasonably believed to be in the best interests of the Company, or in the case of a criminal proceeding, had no reason to believe that the conduct complained of was unlawful; provided, however, that within 60 days after the institution of any such action, suit or proceeding, such Committee shall, in writing, offer the Company the opportunity at its own expense to handle and defend such action, suit or proceeding.

4. Shares Subject to the Plan.

4.1 Subject to adjustment in accordance with Section 12, no more than fifteen percent (15%) of Ordinary Shares issued and outstanding at any time shall be available for the grant of Awards under the Plan (the “Total Share Reserve”). Any Ordinary Share granted in connection with Options and Share Appreciation Rights shall be counted against this limit as one (1) share for every one (1) Option or Share Appreciation Right awarded. Any Ordinary Shares granted in connection with Awards other than Options and Share Appreciation Rights shall be counted against this limit as two (2) Ordinary Shares for every one (1) share of Ordinary Shares granted in connection with such Award. During the terms of the Awards, the Company shall keep available at all times the number of Ordinary Shares required to satisfy such Awards.

4.2 Ordinary Shares available for distribution under the Plan may consist, in whole or in part, of authorized and unissued shares, treasury shares or shares reacquired by the Company in any manner.

4.3 Subject to adjustment in accordance with Section 14, no more than fifteen percent (15%) of Ordinary Shares issued and outstanding at any time may be issued in the aggregate pursuant to the exercise of Incentive Stock Options (the “ISO Limit”).

4.4 Any Ordinary Shares subject to an Award that expires or is canceled, forfeited, or terminated without issuance of the full number of Ordinary Shares to which the Award related will again be available for issuance under the Plan. Any Ordinary Shares that again become available for future grants pursuant to this Section 4.5 shall be added back as one (1) share if such shares were subject to Options or Share Appreciation Rights and as two (2) shares if such shares were subject to other Awards. Notwithstanding anything to the contrary contained herein: shares subject to an Award under the Plan shall not again be made available for issuance or delivery under the Plan if such shares are (a) shares tendered in payment of an Option, (b) shares delivered or withheld by the Company to satisfy any tax withholding obligation, or (c) shares covered by a share-settled Share Appreciation Right or other Awards that were not issued upon the settlement of the Award.

4.5 Awards may, in the sole discretion of the Committee, be granted under the Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by the Company or with which the Company combines (“Substitute Awards”). Substitute Awards shall not be counted against the Total Share Reserve; provided, that, Substitute Awards issued in connection with the assumption of, or in substitution for, outstanding options intended to qualify as Incentive Share Options shall be counted against the Total Share Reserve. Subject to applicable securities exchange requirements, available shares under a shareholder-approved plan of an entity directly or indirectly acquired by the Company or with which the Company combines (as appropriately adjusted to reflect such acquisition or transaction) may be used for Awards under the Plan and shall not count toward the Total Share Limit.

5. Eligibility.

5.1 Eligibility for Specific Awards. Incentive Share Options may be granted only to Employees. Awards other than Incentive Share Options may be granted to Employees, Consultants and Directors and those individuals whom the Committee determines are reasonably expected to become Employees, Consultants and Directors following the Grant Date.

5.2 Ten Percent Shareholders. A Ten Percent Shareholder shall not be granted an Incentive Share Option unless the Option Exercise Price is at least 110% of the Fair Market Value of the Ordinary Shares on the Grant Date and the Option is not exercisable after the expiration of five (5) years from the Grant Date.

6. Option Provisions. Each Option granted under the Plan shall be evidenced by an Award Agreement. Each Option so granted shall be subject to the conditions set forth in this Section 6, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement. All Options shall be separately designated Incentive Share Options or Non-qualified Share Options at the time of grant, and, if certificates are issued, a separate certificate or certificates will be issued for Ordinary Shares purchased on exercise of each type of Option. Notwithstanding the foregoing, the Company shall have no liability to any Participant or any other person if an Option designated as an Incentive Share Option fails to qualify as such at any time or if an Option is determined to constitute “nonqualified deferred compensation” within the meaning of Section 409A of the Code and the terms of such Option do not satisfy the requirements of Section 409A of the Code. The provisions of separate Options need not be identical, but each Option shall include (through incorporation of provisions hereof by reference in the Option or otherwise) the substance of each of the following provisions:

6.1 Term. Subject to the provisions of Section 5.2 regarding Ten Percent Shareholders, no Incentive Share Option shall be exercisable after the expiration of ten (10) years from the Grant Date. The term of a Non-qualified Share Option granted under the Plan shall be determined by the Committee; provided, however, no Non-qualified Share Option shall be exercisable after the expiration of ten (10) years from the Grant Date.

6.2 Exercise Price of an Incentive Share Option. Subject to the provisions of Section 5.2 regarding Ten Percent Shareholders, the Option Exercise Price of each Incentive Share Option shall be not less than 100% of the Fair Market Value of the Ordinary Shares subject to the Option on the Grant Date. Notwithstanding the foregoing, an Incentive Share Option may be granted with an Option Exercise Price lower than that set forth in the preceding sentence if such Option is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Section 424(a) of the Code.

6.3 Exercise Price of a Non-qualified Share Option. The Option Exercise Price of each Non-qualified Share Option shall be not less than 100% of the Fair Market Value of the Ordinary Shares subject to the Option on the Grant Date. Notwithstanding the foregoing, a Non-qualified Share Option may be granted with an Option Exercise Price lower than that set forth in the preceding sentence if such Option is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Section 409A of the Code.

6.4 Consideration. The Option Exercise Price of Ordinary Shares acquired pursuant to an Option shall be paid, to the extent permitted by applicable statutes and regulations, either (a) in cash or by certified or bank check at the time the Option is exercised or (b) in the discretion of the Committee, upon such terms as the Committee shall approve, the Option Exercise Price may be paid: (i) by delivery to the Company of other Ordinary Shares, duly endorsed for transfer to the Company, with a Fair Market Value on the date of delivery equal to the Option Exercise Price (or portion thereof) due for the number of shares being acquired, or by means of attestation whereby the Participant identifies for delivery specific Ordinary Shares that have an aggregate Fair Market Value on the date of attestation equal to the Option Exercise Price (or portion thereof) and receives a number of Ordinary Shares equal to the difference between the number of shares thereby purchased and the number of identified attestation Ordinary Shares (a “Stock for Stock Exchange”); (ii) a “cashless” exercise program established with a broker; (iii) by reduction in the number of Ordinary Shares otherwise deliverable upon exercise of such Option with a Fair Market Value equal to the aggregate Option Exercise Price at the time of exercise; (iv) by any combination of the foregoing methods; or (v) in any other form of legal consideration that may be acceptable to the Committee. Unless otherwise specifically provided in the Option, the exercise price of Ordinary Shares acquired pursuant to an Option that is paid by delivery (or attestation) to the Company of other Ordinary Shares acquired, directly or indirectly from the Company, shall be paid only by Ordinary Shares of the Company that have been held for more than six (6) months (or such longer or shorter period of time required to avoid a charge to earnings for financial accounting purposes). Notwithstanding the foregoing, during any period for which the Ordinary Shares is publicly traded (i.e., the Ordinary Shares is listed on any established securities exchange or a national market system) an exercise by a Director or Officer that involves or may involve a direct or indirect extension of credit or arrangement of an extension of credit by the Company, directly or indirectly, in violation of Section 402(a) of the Sarbanes-Oxley Act of 2002 shall be prohibited with respect to any Award under this Plan.

6.5 Transferability of an Incentive Share Option. An Incentive Share Option shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the Optionholder only by the Optionholder. Notwithstanding the foregoing, the Optionholder may, by delivering written notice to the Company, in a form satisfactory to the Company, designate a third party who, in the event of the death of the Optionholder, shall thereafter be entitled to exercise the Option.

6.6 Transferability of a Non-qualified Share Option. A Non-qualified Share Option may, in the sole discretion of the Committee, be transferable to a Permitted Transferee, upon written approval by the Committee to the extent provided in the Award Agreement. If the Non-qualified Share Option does not provide for transferability, then the Non-qualified Share Option shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the Optionholder only by the Optionholder. Notwithstanding the foregoing, the Optionholder may, by delivering written notice to the Company, in a form satisfactory to the Company, designate a third party who, in the event of the death of the Optionholder, shall thereafter be entitled to exercise the Option.

6.7 Vesting of Options. Each Option that vests solely based on the continued service of the Participant shall vest and therefore become exercisable no earlier than one (1) year after the Grant Date. Each Option that vests based on the achievement of performance or other criteria shall vest and therefore become exercisable no earlier than one (1) year after the Grant Date. No Option may be exercised for a fraction of a share of Ordinary Shares. The Committee may, but shall not be required to, provide for an acceleration of vesting and exercisability in the terms of any Award Agreement upon the occurrence of a specified event.

6.8 Termination of Continuous Service. Unless otherwise provided in an Award Agreement or in an employment agreement the terms of which have been approved by the Committee, in the event an Optionholder’s Continuous Service terminates (other than upon the Optionholder’s death or Disability), the Optionholder may exercise his or her Option (to the extent that the Optionholder was entitled to exercise such Option as of the date of termination) but only within such period of time ending on the earlier of (a) the date three (3) months following the termination of the Optionholder’s Continuous Service or (b) the expiration of the term of the Option as set forth in the Award Agreement; provided that, if the termination of Continuous Service is by the Company for Cause, all outstanding Options (whether or not vested) shall immediately terminate and cease to be exercisable. If, after termination, the Optionholder does not exercise his or her Option within the time specified in the Award Agreement, the Option shall terminate.

6.9 Extension of Termination Date. An Optionholder’s Award Agreement may also provide that if the exercise of the Option following the termination of the Optionholder’s Continuous Service for any reason would be prohibited at any time because the issuance of Ordinary Shares would violate the registration requirements under the Securities Act or any other state or federal securities law or the rules of any securities exchange or interdealer quotation system, then the Option shall terminate on the earlier of (a) the expiration of the term of the Option in accordance with Section 6.1 or (b) the expiration of a period after termination of the Participant’s Continuous Service that is three months after the end of the period during which the exercise of the Option would be in violation of such registration or other securities law requirements.

6.10 Disability of Optionholder. Unless otherwise provided in an Award Agreement, in the event that an Optionholder’s Continuous Service terminates as a result of the Optionholder’s Disability, the Optionholder may exercise his or her Option (to the extent that the Optionholder was entitled to exercise such Option as of the date of termination), but only within such period of time ending on the earlier of (a) the date twelve (12) months following such termination or (b) the expiration of the term of the Option as set forth in the Award Agreement. If, after termination, the Optionholder does not exercise his or her Option within the time specified herein or in the Award Agreement, the Option shall terminate.

6.11 Death of Optionholder. Unless otherwise provided in an Award Agreement, in the event an Optionholder’s Continuous Service terminates as a result of the Optionholder’s death, then the Option may be exercised (to the extent the Optionholder was entitled to exercise such Option as of the date of death) by the Optionholder’s estate, by a person who acquired the right to exercise the Option by bequest or inheritance or by a person designated to exercise the Option upon the Optionholder’s death, but only within the period ending on the earlier of (a) the date twelve (12) months following the date of death or (b) the expiration of the term of such Option as set forth in the Award Agreement. If, after the Optionholder’s death, the Option is not exercised within the time specified herein or in the Award Agreement, the Option shall terminate.

6.12 Incentive Share Option $100,000 Limitation. To the extent that the aggregate Fair Market Value (determined at the time of grant) of Ordinary Shares with respect to which Incentive Share Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and its Affiliates) exceeds $100,000, the Options or portions thereof which exceed such limit (according to the order in which they were granted) shall be treated as Non-qualified Share Options.

7. Restricted Awards A Restricted Award is an Award of actual Ordinary Shares (“Restricted Stock”) or hypothetical Ordinary Shares units (“Restricted Share Units”) having a value equal to the Fair Market Value of an identical number of Ordinary Shares, which may, but need not, provide that such Restricted Award may not be sold, assigned, transferred or otherwise disposed of, pledged or hypothecated as collateral for a loan or as security for the performance of any obligation or for any other purpose for such period (the “Restricted Period”) as the Committee shall determine. Each Restricted Award granted under the Plan shall be evidenced by an Award Agreement. Each Restricted Award so granted shall be subject to the conditions set forth in this Section 7, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement.

7.1 Restricted Stock and Restricted Share Units

(a) Each Participant granted Restricted Stock shall execute and deliver to the Company an Award Agreement with respect to the Restricted Stock setting forth the restrictions and other terms and conditions applicable to such Restricted Stock. If the Committee determines that the Restricted Stock shall be held by the Company or in escrow rather than delivered to the Participant pending the release of the applicable restrictions, the Committee may require the Participant to additionally execute and deliver to the Company (A) an escrow agreement satisfactory to the Committee, if applicable and (B) the appropriate blank share power with respect to the Restricted Stock covered by such agreement. If a Participant fails to execute an agreement evidencing an Award of Restricted Stock and, if applicable, an escrow agreement and share power, the Award shall be null and void. Subject to the restrictions set forth in the Award, the Participant generally shall have the rights and privileges of a shareholder as to such Restricted Stock, including the right to vote such Restricted Stock and the right to receive dividends; provided that, any cash dividends and share dividends with respect to the Restricted Stock shall be withheld by the Company for the Participant’s account, and interest may be credited on the amount of the cash dividends withheld at a rate and subject to such terms as determined by the Committee. The cash dividends or share dividends so withheld by the Committee and attributable to any particular share of Restricted Stock (and earnings thereon, if applicable) shall be distributed to the Participant in cash or, at the discretion of the Committee, in Ordinary Shares having a Fair Market Value equal to the amount of such dividends, if applicable, upon the release of restrictions on such share and, if such share is forfeited, the Participant shall have no right to such dividends.

(b) The terms and conditions of a grant of Restricted Share Units shall be reflected in an Award Agreement. No Ordinary Shares shall be issued at the time a Restricted Share Unit is granted, and the Company will not be required to set aside funds for the payment of any such Award. A Participant shall have no voting rights with respect to any Restricted Share Units granted hereunder. The Committee may also grant Restricted Share Units with a deferral feature, whereby settlement is deferred beyond the vesting date until the occurrence of a future payment date or event set forth in an Award Agreement (“Deferred Share Units”). At the discretion of the Committee, each Restricted Share Unit or Deferred Share Unit (representing one share of Ordinary Shares) may be credited with an amount equal to the cash and share dividends paid by the Company in respect of one share of Ordinary Shares (“Dividend Equivalents”). Dividend Equivalents shall be paid currently (and in no case later than the end of the calendar year in which the dividend is paid to the holders of the Ordinary Shares or, if later, the 15th day of the third month following the date the dividend is paid to holders of the Ordinary Shares)./Dividend Equivalents shall be withheld by the Company and credited to the Participant’s account, and interest may be credited on the amount of cash Dividend Equivalents credited to the Participant’s account at a rate and subject to such terms as determined by the Committee. Dividend Equivalents credited to a Participant’s account and attributable to any particular Restricted Share Unit or Deferred Share Unit (and earnings thereon, if applicable) shall be distributed in cash or, at the discretion of the Committee, in Ordinary Shares having a Fair Market Value equal to the amount of such Dividend Equivalents and earnings, if applicable, to the Participant upon settlement of such Restricted Share Unit or Deferred Share Unit and, if such Restricted Share Unit or Deferred Share Unit is forfeited, the Participant shall have no right to such Dividend Equivalents./Dividend Equivalents will be deemed re-invested in additional Restricted Share Units or Deferred Share Units based on the Fair Market Value of a share of Ordinary Shares on the applicable dividend payment date and rounded down to the nearest whole share.

7.2 Restrictions

(a) Restricted Stock awarded to a Participant shall be subject to the following restrictions until the expiration of the Restricted Period, and to such other terms and conditions as may be set forth in the applicable Award Agreement: (A) if an escrow arrangement is used, the Participant shall not be entitled to delivery of the share certificate; (B) the shares shall be subject to the restrictions on transferability set forth in the Award Agreement; (C) the shares shall be subject to forfeiture to the extent provided in the applicable Award Agreement; and (D) to the extent such shares are forfeited, the share certificates shall be returned to the Company, and all rights of the Participant to such shares and as a shareholder with respect to such shares shall terminate without further obligation on the part of the Company.

(b) Restricted Share Units and Deferred Share Units awarded to any Participant shall be subject to (A) forfeiture until the expiration of the Restricted Period, and satisfaction of any applicable Performance Goals during such period, to the extent provided in the applicable Award Agreement, and to the extent such Restricted Share Units or Deferred Share Units are forfeited, all rights of the Participant to such Restricted Share Units or Deferred Share Units shall terminate without further obligation on the part of the Company and (B) such other terms and conditions as may be set forth in the applicable Award Agreement.

(c) The Committee shall have the authority to remove any or all of the restrictions on the Restricted Stock, Restricted Share Units and Deferred Share Units whenever it may determine that, by reason of changes in Applicable Laws or other changes in circumstances arising after the date the Restricted Stock or Restricted Share Units or Deferred Share Units are granted, such action is appropriate.

7.3 Restricted Period

The Restricted Period shall commence on the Grant Date and end no earlier than one (1) year after the Grant Date. Any Restricted Award that vests based on the achievement of performance or other criteria shall vest no earlier than one (1) year after the Grant Date.

No Restricted Award may be granted or settled for a fraction of a share of Ordinary Shares. The Committee may, but shall not be required to, provide for an acceleration of vesting in the terms of any Award Agreement upon the occurrence of a specified event.

7.4 Delivery of Restricted Stock and Settlement of Restricted Share Units Upon the expiration of the Restricted Period with respect to any shares of Restricted Stock, the restrictions set forth in Section 7.2 and the applicable Award Agreement shall be of no further force or effect with respect to such shares, except as set forth in the applicable Award Agreement. If an escrow arrangement is used, upon such expiration, the Company shall deliver to the Participant, or his or her beneficiary, without charge, the share certificate evidencing the shares of Restricted Stock which have not then been forfeited and with respect to which the Restricted Period has expired (to the nearest full share) and any cash dividends or share dividends credited to the Participant’s account with respect to such Restricted Stock and the interest thereon, if any. Upon the expiration of the Restricted Period with respect to any outstanding Restricted Share Units, or at the expiration of the deferral period with respect to any outstanding Deferred Share Units, the Company shall deliver to the Participant, or his or her beneficiary, without charge, one share of Ordinary Shares for each such outstanding vested Restricted Share Unit or Deferred Share Unit (“Vested Unit”) and cash equal to any Dividend Equivalents credited with respect to each such Vested Unit in accordance with Section 7.1(b) hereof and the interest thereon or, at the discretion of the Committee, in Ordinary Shares having a Fair Market Value equal to such Dividend Equivalents and the interest thereon, if any; provided, however, that, if explicitly provided in the applicable Award Agreement, the Committee may, in its sole discretion, elect to pay cash or part cash and part Ordinary Shares in lieu of delivering only Ordinary Shares for Vested Units. If a cash payment is made in lieu of delivering Ordinary Shares, the amount of such payment shall be equal to the Fair Market Value of the Ordinary Shares as of the date on which the Restricted Period lapsed in the case of Restricted Share Units, or the delivery date in the case of Deferred Share Units, with respect to each Vested Unit.

7.5 Stock Restrictions Each certificate representing Restricted Stock awarded under the Plan shall bear a legend in such form as the Company deems appropriate.

8. Performance Share Awards Each Performance Share Award granted under the Plan shall be evidenced by an Award Agreement. Each Performance Share Award so granted shall be subject to the conditions set forth in this Section 7, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement. The Committee shall have the discretion to determine: (i) the number of Ordinary Shares or share-denominated units subject to a Performance Share Award granted to any Participant; (ii) the Performance Period applicable to any Award; (iii) the conditions that must be satisfied for a Participant to earn an Award; and (iv) the other terms, conditions and restrictions of the Award.

8.1 Earning Performance Share Awards The number of Performance Shares earned by a Participant will depend on the extent to which the performance goals established by the Committee are attained within the applicable Performance Period, as determined by the Committee.

9. Other Equity-Based Awards and Cash Awards The Committee may grant Other Equity-Based Awards, either alone or in tandem with other Awards, in such amounts and subject to such conditions as the Committee shall determine in its sole discretion. Each Equity-Based Award shall be evidenced by an Award Agreement and shall be subject to such conditions, not inconsistent with the Plan, as may be reflected in the applicable Award Agreement. The Committee may grant Cash Awards in such amounts and subject to such Performance Goals, other vesting conditions, and such other terms as the Committee determines in its discretion. Cash Awards shall be evidenced in such form as the Committee may determine.

10. Securities Law Compliance. Each Award Agreement shall provide that no Ordinary Shares shall be purchased or sold thereunder unless and until (a) any then applicable requirements of state or federal laws and regulatory agencies have been fully complied with to the satisfaction of the Company and its counsel and (b) if required to do so by the Company, the Participant has executed and delivered to the Company a letter of investment intent in such form and containing such provisions as the Committee may require. The Company shall use reasonable efforts to seek to obtain from each regulatory commission or agency having jurisdiction over the Plan such authority as may be required to grant Awards and to issue and sell Ordinary Shares upon exercise of the Awards; provided, however, that this undertaking shall not require the Company to register under the Securities Act the Plan, any Award or any Ordinary Shares issued or issuable pursuant to any such Award. If, after reasonable efforts, the Company is unable to obtain from any such regulatory commission or agency the authority which counsel for the Company deems necessary for the lawful issuance and sale of Ordinary Shares under the Plan, the Company shall be relieved from any liability for failure to issue and sell Ordinary Shares upon exercise of such Awards unless and until such authority is obtained.

11. Use of Proceeds from Stock. Proceeds from the sale of Ordinary Shares pursuant to Awards, or upon exercise thereof, shall constitute general funds of the Company.

12. Miscellaneous.

12.1 Acceleration of Exercisability and Vesting. The Committee shall have the power to accelerate the time at which an Award may first be exercised or the time during which an Award or any part thereof will vest in accordance with the Plan, notwithstanding the provisions in the Award stating the time at which it may first be exercised or the time during which it will vest.

12.2 Shareholder Rights. Except as provided in the Plan or an Award Agreement, no Participant shall be deemed to be the holder of, or to have any of the rights of a holder with respect to, any Ordinary Shares subject to such Award unless and until such Participant has satisfied all requirements for exercise of the Award pursuant to its terms and no adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property) or distributions of other rights for which the record date is prior to the date such Ordinary Shares certificate is issued, except as provided in Section 14 hereof.

12.3 No Employment or Other Service Rights. Nothing in the Plan or any instrument executed or Award granted pursuant thereto shall confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Award was granted or shall affect the right of the Company or an Affiliate to terminate (a) the employment of an Employee with or without notice and with or without Cause or (b) the service of a Director pursuant to the articles and memorandum of association and/or bylaws of the Company or an Affiliate, and any applicable provisions of the corporate law of the jurisdiction in which the Company or the Affiliate is incorporated, as the case may be.

12.4 Transfer; Approved Leave of Absence. For purposes of the Plan, no termination of employment by an Employee shall be deemed to result from either (a) a transfer of employment to the Company from an Affiliate or from the Company to an Affiliate, or from one Affiliate to another, or (b) an approved leave of absence for military service or sickness, or for any other purpose approved by the Company, if the Employee’s right to reemployment is guaranteed either by a statute or by contract or under the policy pursuant to which the leave of absence was granted or if the Committee otherwise so provides in writing, in either case, except to the extent inconsistent with Section 409A of the Code if the applicable Award is subject thereto.

12.5 Withholding Obligations. To the extent provided by the terms of an Award Agreement and subject to the discretion of the Committee, the Participant may satisfy any tax withholding obligation relating to the exercise or acquisition of Ordinary Shares under an Award by any of the following means (in addition to the Company’s right to withhold from any compensation paid to the Participant by the Company) or by a combination of such means: (a) tendering a cash payment; (b) authorizing the Company to withhold Ordinary Shares from the Ordinary Shares otherwise issuable to the Participant as a result of the exercise or acquisition of Ordinary Shares under the Award, provided, however, that no Ordinary Shares are withheld with a value exceeding the maximum amount of tax required to be withheld by law; or (c) delivering to the Company previously owned and unencumbered Ordinary Shares of the Company.

13. Adjustments Upon Changes in Shares. In the event of changes in the outstanding Ordinary Shares or in the capital structure of the Company by reason of any share or extraordinary cash dividend, share split, reverse share split, an extraordinary corporate transaction such as any recapitalization, reorganization, merger, consolidation, combination, exchange, or other relevant change in capitalization occurring after the Grant Date of any Award, Awards granted under the Plan and any Award Agreements, the exercise price of Options and Share Appreciation Rights, the Performance Goals to which Performance Share Awards and Cash Awards are subject, the maximum number of Ordinary Shares subject to all Awards stated in Section 4 will be equitably adjusted or substituted, as to the number, price or kind of a share of Ordinary Shares or other consideration subject to such Awards to the extent necessary to preserve the economic intent of such Award. In the case of adjustments made pursuant to this Section 13, unless the Committee specifically determines that such adjustment is in the best interests of the Company or its Affiliates, the Committee shall, in the case of Incentive Share Options, ensure that any adjustments under this Section 13 will not constitute a modification, extension or renewal of the Incentive Share Options within the meaning of Section 424(h)(3) of the Code and in the case of Non-qualified Share Options, ensure that any adjustments under this Section 13 will not constitute a modification of such Non-qualified Share Options within the meaning of Section 409A of the Code. Any adjustments made under this Section 14 shall be made in a manner which does not adversely affect the exemption provided pursuant to Rule 16b-3 under the Exchange Act. The Company shall give each Participant notice of an adjustment hereunder and, upon notice, such adjustment shall be conclusive and binding for all purposes.

14. Effect of Change in Control.

14.1 Unless otherwise provided in an Award Agreement, notwithstanding any provision of the Plan to the contrary, in the event of a Change in Control, the Committee may, in its discretion, provide for the treatment of outstanding Awards, including:

(a) Providing that all outstanding Options and Share Appreciation Rights shall become immediately exercisable with respect to 100% of the shares subject to such Options or Share Appreciation Rights, and/or the Restricted Period shall expire immediately with respect to 100% of the outstanding shares of Restricted Stock or Restricted Share Units.

(b) With respect to Performance Share Awards and Cash Awards, all incomplete Performance Periods in respect of such Awards in effect on the date the Change in Control occurs shall end on the date of such change and the Committee shall (i) determine the extent to which Performance Goals with respect to each such Performance Period have been met based upon such audited or unaudited financial information then available as it deems relevant and (ii) cause to be paid to the applicable Participant partial or full Awards based on the Committee’s determination of the degree of attainment of Performance Goals or, if not determinable, assuming that the applicable “target” levels of performance have been attained, or on such other basis determined by the Committee. To the extent practicable, any actions taken by the Committee under the immediately preceding clauses (a) and (b) shall occur in a manner and at a time which allows affected Participants the ability to participate in the Change in Control with respect to the Ordinary Shares subject to their Awards.

14.2 In addition, in the event of a Change in Control, the Committee may in its discretion and upon at least 10 days’ advance notice to the affected persons, cancel any outstanding Awards and pay to the holders thereof, in cash or shares, or any combination thereof, the value of such Awards based upon the price per share of Ordinary Shares received or to be received by other shareholders of the Company in the event. In the case of any Option or Share Appreciation Right with an exercise price that equals or exceeds the price paid for a share of Ordinary Shares in connection with the Change in Control, the Committee may cancel the Option or Share Appreciation Right without the payment of consideration therefor.

14.3 The obligations of the Company under the Plan shall be binding upon any successor corporation or organization resulting from the merger, consolidation or other reorganization of the Company, or upon any successor corporation or organization succeeding to all or substantially all of the assets and business of the Company and its Affiliates, taken as a whole.

15. Amendment of the Plan and Awards.

15.1 Approval and amendment of Plan. This Plan shall be approved and amended by the Board and the shareholders of the Company.

15.2 Contemplated Amendments. It is expressly contemplated that the Board and the shareholders of the Company may amend the Plan in any respect deemed necessary or advisable to provide eligible Employees, Consultants and Directors with the maximum benefits provided or to be provided under the provisions of the Code and the regulations promulgated thereunder relating to Incentive Share Options or to the nonqualified deferred compensation provisions of Section 409A of the Code and/or to bring the Plan and/or Awards granted under it into compliance therewith.

15.3 No Impairment of Rights. Rights under any Award granted before amendment of the Plan shall not be impaired by any amendment of the Plan unless (a) the Company requests the consent of the Participant and (b) the Participant consents in writing.

15.4 Amendment of Awards. The Committee at any time, and from time to time, may amend the terms of any one or more Awards; provided, however, that the Committee may not affect any amendment which would otherwise constitute an impairment of the rights under any Award unless (a) the Company requests the consent of the Participant and (b) the Participant consents in writing.

16. General Provisions.

16.1 Forfeiture Events. The Committee may specify in an Award Agreement that the Participant’s rights, payments and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain events, in addition to applicable vesting conditions of an Award. Such events may include, without limitation, breach of non-competition, non-solicitation, confidentiality, or other restrictive covenants that are contained in the Award Agreement or otherwise applicable to the Participant, a termination of the Participant’s Continuous Service for Cause, or other conduct by the Participant that is detrimental to the business or reputation of the Company and/or its Affiliates.

16.2 Clawback. Notwithstanding any other provisions in this Plan, the Company may cancel any Award, require reimbursement of any Award by a Participant, and effect any other right of recoupment of equity or other compensation provided under the Plan in accordance with any Company policies that may be adopted and/or modified from time to time (“Clawback Policy”). In addition, a Participant may be required to repay to the Company previously paid compensation, whether provided pursuant to the Plan or an Award Agreement, in accordance with the Clawback Policy. By accepting an Award, the Participant is agreeing to be bound by the Clawback Policy, as in effect or as may be adopted and/or modified from time to time by the Company in its discretion (including, without limitation, to comply with applicable law or securities exchange listing requirements).

16.3 Other Compensation Arrangements. Nothing contained in this Plan shall prevent the Board from adopting other or additional compensation arrangements, subject to shareholder approval if such approval is required; and such arrangements may be either generally applicable or applicable only in specific cases.

16.4 Sub-Plans. The Committee may from time to time establish sub-plans under the Plan for purposes of satisfying securities, tax or other laws of various jurisdictions in which the Company intends to grant Awards. Any sub-plans shall contain such limitations and other terms and conditions as the Committee determines are necessary or desirable. All sub-plans shall be deemed a part of the Plan, but each sub-plan shall apply only to the Participants in the jurisdiction for which the sub-plan was designed.

16.5 Deferral of Awards. The Committee may establish one or more programs under the Plan to permit selected Participants the opportunity to elect to defer receipt of consideration upon exercise of an Award, satisfaction of performance criteria, or other event that absent the election would entitle the Participant to payment or receipt of Ordinary Shares or other consideration under an Award. The Committee may establish the election procedures, the timing of such elections, the mechanisms for payments of, and accrual of interest or other earnings, if any, on amounts, shares or other consideration so deferred, and such other terms, conditions, rules and procedures that the Committee deems advisable for the administration of any such deferral program.

16.6 Unfunded Plan. The Plan shall be unfunded. Neither the Company, the Board nor the Committee shall be required to establish any special or separate fund or to segregate any assets to assure the performance of its obligations under the Plan.

16.7 Recapitalizations. Each Award Agreement shall contain provisions required to reflect the provisions of Section 13.

16.8 Delivery. Upon exercise of a right granted under this Plan, the Company shall issue Ordinary Shares or pay any amounts due within a reasonable period of time thereafter. Subject to any statutory or regulatory obligations the Company may otherwise have, for purposes of this Plan, 30 days shall be considered a reasonable period of time.

16.9 No Fractional Shares. No fractional Ordinary Shares shall be issued or delivered pursuant to the Plan. The Committee shall determine whether cash, additional Awards or other securities or property shall be issued or paid in lieu of fractional Ordinary Shares or whether any fractional shares should be rounded, forfeited or otherwise eliminated.

16.10 Other Provisions. The Award Agreements authorized under the Plan may contain such other provisions not inconsistent with this Plan, including, without limitation, restrictions upon the exercise of Awards, as the Committee may deem advisable.

16.11 Section 409A. The Plan is intended to comply with Section 409A of the Code to the extent subject thereto, and, accordingly, to the maximum extent permitted, the Plan shall be interpreted and administered to be in compliance therewith. Any payments described in the Plan that are due within the “short-term deferral period” as defined in Section 409A of the Code shall not be treated as deferred compensation unless Applicable Laws require otherwise. Notwithstanding anything to the contrary in the Plan, to the extent required to avoid accelerated taxation and tax penalties under Section 409A of the Code, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to the Plan during the six (6) month period immediately following the Participant’s termination of Continuous Service shall instead be paid on the first payroll date after the six-month anniversary of the Participant’s separation from service (or the Participant’s death, if earlier). Notwithstanding the foregoing, neither the Company nor the Committee shall have any obligation to take any action to prevent the assessment of any additional tax or penalty on any Participant under Section 409A of the Code and neither the Company nor the Committee will have any liability to any Participant for such tax or penalty.

16.12 Disqualifying Dispositions. Any Participant who shall make a “disposition” (as defined in Section 424 of the Code) of all or any portion of Ordinary Shares acquired upon exercise of an Incentive Share Option within two years from the Grant Date of such Incentive Share Option or within one year after the issuance of the Ordinary Shares acquired upon exercise of such Incentive Share Option (a “Disqualifying Disposition”) shall be required to immediately advise the Company in writing as to the occurrence of the sale and the price realized upon the sale of such Ordinary Shares.

16.13 Section 16. It is the intent of the Company that the Plan satisfy, and be interpreted in a manner that satisfies, the applicable requirements of Rule 16b-3 as promulgated under Section 16 of the Exchange Act so that Participants will be entitled to the benefit of Rule 16b-3, or any other rule promulgated under Section 16 of the Exchange Act, and will not be subject to short-swing liability under Section 16 of the Exchange Act. Accordingly, if the operation of any provision of the Plan would conflict with the intent expressed in this Section 16.13, such provision to the extent possible shall be interpreted and/or deemed amended so as to avoid such conflict.

16.14 Beneficiary Designation. Each Participant under the Plan may from time to time name any beneficiary or beneficiaries by whom any right under the Plan is to be exercised in case of such Participant’s death. Each designation will revoke all prior designations by the same Participant, shall be in a form reasonably prescribed by the Committee and shall be effective only when filed by the Participant in writing with the Company during the Participant’s lifetime.

16.15 Expenses. The costs of administering the Plan shall be paid by the Company.

16.16 Severability. If any of the provisions of the Plan or any Award Agreement is held to be invalid, illegal or unenforceable, whether in whole or in part, such provision shall be deemed modified to the extent, but only to the extent, of such invalidity, illegality or unenforceability and the remaining provisions shall not be affected thereby.

16.17 Plan Headings. The headings in the Plan are for purposes of convenience only and are not intended to define or limit the construction of the provisions hereof.

16.18 Non-Uniform Treatment. The Committee’s determinations under the Plan need not be uniform and may be made by it selectively among persons who are eligible to receive, or actually receive, Awards. Without limiting the generality of the foregoing, the Committee shall be entitled to make non-uniform and selective determinations, amendments and adjustments, and to enter into non-uniform and selective Award Agreements.

17. Effective Date of Plan. The Plan shall become effective as of the Effective Date, but no Award shall be exercised (or, in the case of a share Award, shall be granted) unless and until the Plan has been approved by the shareholders of the Company, which approval shall be within twelve (12) months before or after the date the Plan is adopted by the Board.

18. Termination or Suspension of the Plan. The Plan shall terminate automatically ten (10) years after its adoption. No Award shall be granted pursuant to the Plan after such date, but Awards theretofore granted may extend beyond that date. The Board may suspend or terminate the Plan at any earlier date pursuant to Section 16.1 hereof. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

19. Choice of Law. The law of the Cayman Islands shall govern all questions concerning the construction, validity and interpretation of this Plan, without regard to such any applicable conflict of law rules.

As adopted by the Board of Directors of FST Corp. on July 29, 2025.

As approved by the Shareholders of FST Corp. on      .